Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 1 SEPTEMBER 20, 2016
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 1 DATED SEPTEMBER 20, 2016
TO THE PROSPECTUS DATED SEPTEMBER 12, 2016
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 12, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
This supplement includes the following information:

•	status of our offering and anticipated close of our primary offering;

•	an update regarding our qualification as a REIT; and

•	the acquisition of a property in North Charleston, South Carolina.
Status of Our Offering and Anticipated Close of Our Primary Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of Class A common stock as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. We are currently offering up to approximately $1.56 billion in shares of Class T common stock at $10.00 per share and $0.2 billion in shares of Class I common stock at $9.30 per share in our primary offering. We previously sold approximately $0.24 billion in shares of Class A common stock. We are also offering up to $0.2 billion in shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share for all share classes. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan, and among classes of stock.
As of September 14, 2016, we have received gross offering proceeds in our initial public offering of approximately $0.6 billion from the sale of 60,281,081 Class A shares, Class T shares, and Class I shares, including proceeds raised and shares issued under our distribution reinvestment plan. As of September 14, 2016, approximately $1.6 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.
On September 14, 2016, our board of directors approved the close of our primary offering effective January 20, 2017. In connection with the closing, we will accept subscription agreements only if they are received by our transfer agent on or before the close of business on January 20, 2017 and fully funded and in good order no later than the close of business on January 31, 2017. We intend to continue to sell shares of our common stock in the offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
To the extent subscriptions for qualified account investments are submitted in good order to the transfer agent prior to the close of our primary offering, subject only to the receipt of funds, such subscription may be processed if the qualified funds are received on or before March 3, 2017. Any subscriptions received that we are unable to accept due to the above closing procedures for our primary offering will be promptly returned.
Our REIT Election

We have elected to qualify as a real estate investment trust, or "REIT," for federal income tax purposes for the taxable year ended December 31, 2015. Each statement in our prospectus to the effect that we intend to qualify and be taxed as a REIT for federal income tax purposes for the taxable year ended December 31, 2015 is hereby revised to state that we have elected to qualify as a REIT for federal income tax purposes for the taxable year ended December 31, 2015.

Property Acquisition
As of September 16, 2016, we owned 27 buildings on 20 properties in 14 states, encompassing approximately 4.3 million rentable square feet, and approximately 90.8% of our net rental revenue is generated from leases with investment grade-rated tenants or tenants whose parent companies are investment grade-rated, or leases guaranteed by investment grade-rated companies. The following is hereby added to the end of the "Real Estate Investments - Our Properties" section of our prospectus:
Acquisition of WABCO Property
On September 14, 2016, we acquired a single-story, Class "A" assembly, distribution, and research and development property consisting of 145,200 square feet situated on a 9.64-acre site located in North Charleston, South Carolina (the "WABCO property"). The WABCO property is leased in its entirety to WABCO Air Compressor Holdings Inc. ("WABCO"). The purchase price for the WABCO property was approximately $13.8 million, plus closing costs. The purchase price plus closing costs and certain acquisition expenses to third parties (reduced by certain adjustments, credits, and previous deposits) was funded with proceeds from our public offering. Our advisor earned approximately $0.5 million in acquisition fees (including the Contingent Advisor Payment) in connection with the acquisition of the WABCO property. As of the closing date, the Registrant incurred acquisition expenses of approximately $0.2 million in connection with the acquisition of the WABCO property, approximately $0.2 million of which will be reimbursed or paid to our advisor and approximately $0.01 million of which was paid to unaffiliated third parties.
WABCO is a wholly-owned subsidiary of WABCO Holdings Inc. ("WABCO Holdings"), a global tier-one supplier of electronic, mechanical, and mechatronic products for commercial truck, trailer, bus, and passenger car manufacturers worldwide. WABCO Holdings (NYSE: WBC) is currently rated 'A' by Egan-Jones Ratings Company, a Nationally Recognized Statistical Ratings Organization.
The WABCO property is located within the recently developed, 103-acre Whitfield Corporate Park, approximately five miles from Charleston International Airport and approximately ten miles from the North Charleston Terminal (Port). The property was a build-to-suit for WABCO completed in May 2016 and serves as WABCO's new Charleston production and testing facility. WABCO utilizes the property to design and manufacture air disc brakes, actuators and single-and twin-cylinder air compressors for diesel engines in commercial vehicle applications. WABCO invested a significant amount for new production lines at the property in order to meet increased North American customer demand. We believe the WABCO property is a business essential facility to WABCO's overall operations due to WABCO's long term commitment to the area as evidenced by the relocation to the WABCO property from its existing facility in the area, which it has occupied since 1996, its significant locational benefits due to its close proximity to automotive manufacturing facilities for WABCO's largest customers and an international airport and port, and WABCO's substantial investment in the property to expand its production and testing capabilities.
The WABCO lease is an absolute net lease with a remaining term of 7.0 years upon our acquisition, expiring in August 2023. The annual net rent under the WABCO lease is approximately $1.0 million, with 2.0% annual rental increases for the remaining duration of the lease. Under the WABCO lease, WABCO has two five-year, fixed-rate renewal options, no termination option, and a right of first refusal, subject to certain conditions. In addition, the WABCO property is subject to a Fee in Lieu of Tax Agreement dated February 17, 2015 with Dorchester County, South Carolina that provides tax savings for a term of 20 years in exchange for investing at least $2.5 million in the property and creating, or causing to be created, at least 50 new, full-time jobs in the county. WABCO Holdings also serves as the guarantor for WABCO's obligations under the WABCO lease.
Management of the WABCO Property
WABCO will be responsible for managing the WABCO property. Griffin Capital Essential Asset Property Management II, LLC will be paid an oversight fee in an amount of 1.0% of the gross monthly revenues collected from the WABCO property.